                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 2



                           Alpine Lace Brands, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)




                         Common Stock, $.01 par value
    ----------------------------------------------------------------------
                        (Title of Class of Securities)






                                   020837100
                       -------------------------------
                                (CUSIP Number)

-------------------
CUSIP NO.
020837100
-------------------
-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                         (a)
                                                            -----
                                                         (b)
                                                            -----
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization


             New York
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares
Beneficially                          0
Owned By            ------------------------------------------
Each                  6.       Shared Voting Power
Reporting
Person With                           0
                    ------------------------------------------
                      7.       Sole Dispositive Power

                                      0
                    ------------------------------------------
                      8.       Shared Dispositive Power

                                      0
                    ------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

             0.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

             BD-PN-IA
--------------------------------------------------------------------------------



                              Page 2 of 10 Paqes

-------------------
CUSIP NO.
020837100
-------------------
-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                         (a)
                                                            -----
                                                         (b)
                                                            -----
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization


             Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares
Beneficially                          0
Owned By            ------------------------------------------
Each                  6.       Shared Voting Power
Reporting
Person With                           0
                    ------------------------------------------
                      7.       Sole Dispositive Power

                                      0
                    ------------------------------------------
                      8.       Shared Dispositive Power

                                      0
                    ------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

             0.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

             HC-PN
--------------------------------------------------------------------------------



                              Page 3 of 10 Paqes

-------------------
CUSIP NO.
020837100
-------------------
-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman Sachs Trust on behalf of
         Goldman Sachs Small Cap Value Fund

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                         (a)
                                                            -----
                                                         (b)
                                                            -----
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or place of Organization


             Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares
Beneficially                          0
Owned By            ------------------------------------------
Each                  6.       Shared Voting Power
Reporting
Person With                           0
                    ------------------------------------------
                      7.       Sole Dispositive Power

                                      0
                    ------------------------------------------
                      8.       Shared Dispositive Power

                                      0
                    ------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

             0
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

             0.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

             IC
--------------------------------------------------------------------------------



                              Page 4 of 10 Paqes

Item 1(a).     Name of Issuer:
               Alpine Lace Brands, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               111 Dunnell Road
               Maplewood, NJ  07040

Item 2(a).     Name of Persons Filing:
               The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. and Goldman Sachs Trust on behalf of GS Small Cap Value Fund (formerly GS Small Cap Equity Fund)

Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
               85 Broad Street, New York, NY  10004
               for Goldman Sachs Trust:
               1 New York Plaza, New York, NY  10004

Item 2(c).     Citizenship:
               The Goldman Sachs Group, L.P. - Delaware
               Goldman, Sachs & Co. - New York
               Goldman Sachs Trust - Delaware

Item 2(d).     Title and Class of Securities:
               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
               020837100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a).X   Broker or dealer registered under Section 15 of the Act,
                          Goldman, Sachs & Co.

       (b).    Bank as defined in Section 3(a)(6) of the Act,

       (c).    Insurance Company as defined in Section 3(a)(19) of the Act,

       (d).X Investment Company registered under Section 8 of the Investment Company Act,
                          Goldman Sachs Trust on behalf of GS Small
                          Cap Value Fund

       (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                          Goldman, Sachs & Co.

       (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                          The Goldman Sachs Group, L.P.

       (h).    Group, in accordance with Rule 13d-1(b)(ii)(H).

Item 4.        Ownership
                   Not applicable. The percent of the class owned as of December 31, 1997 did not exceed five percent.

Item 5.        Ownership of Five Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
                   Not Applicable
Item 7.
               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                          See Exhibit (99.2)

Item 8.        Identification and Classification of Members of the Group.
                          Not Applicable

Item 9.        Notice of Dissolution of Group.
                          Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 14, 1998





                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By: /s/ Hans L. Reich
                                        ----------------------------------------
                                    Name:  Hans L. Reich
                                    Title:  Attorney-in-fact



                                    GOLDMAN, SACHS & CO.

                                    By: /s/ Hans L. Reich
                                        ----------------------------------------
                                    Name:  Hans L. Reich
                                    Title:  Attorney-in-fact



                                    GOLDMAN SACHS TRUST on behalf of
                                    Goldman Sachs Small Cap Value Fund

                                    By: /s/ Hans L. Reich
                                        ---------------------------------------
                                    Name:  Hans L. Reich
                                    Title:  Attorney-in-fact

                               INDEX TO EXHIBITS




Exhibit No.      Exhibit
-----------      -------

   99.1 Joint Filing Agreement, dated February 14, 1998, between The Goldman Sachs Group, L.P., Goldman, Sachs & Co. and Goldman Sachs Trust on behalf of GS Small Cap Value Fund

   99.2          Item 7 Information

                                                                  EXHIBIT (99.1)


                            JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, $.01 par value of Alpine Lace Brands, Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.




Date:  February 14, 1998




                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By: /s/ Hans L. Reich
                                      ----------------------------------------
                                  Name:  Hans L. Reich
                                  Title:  Attorney-in-fact




                                  GOLDMAN, SACHS & CO.

                                  By: /s/ Hans L. Reich
                                      ----------------------------------------
                                  Name:  Hans L. Reich
                                  Title:  Attorney-in-fact



                                  GOLDMAN SACHS TRUST on behalf of
                                  Goldman Sachs Small Cap Value Fund

                                  By: /s/ Hans L. Reich
                                      ---------------------------------------
                                  Name:  Hans L. Reich
                                  Title:  Attorney-in-fact


                              Page 9 of 10 Pages

                                                                  EXHIBIT (99.2)



                              ITEM 7 INFORMATION



        Goldman, Sachs & Co. is a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

        Goldman Sachs Trust is an Investment Company registered under Section 8 of the Investment Company Act.



                              Page 10 of 10 Pages